09059405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-34174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 W Civic Center Drive, Suite 103
(No. and Street)

SANDY	UTAH	84070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BADALAMENTI **(801) 553-1031**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual, state last, first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

AB 3/16

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, CHARLES BADALAMENTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMNI BROKERAGE, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHY NIELSEN
NOTARY PUBLIC • STATE of UTAH
5170 Melissa Hill Circle
Taylorsville, UT 84118
MY COMMISSION EXPIRES: 06-27-2010

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL
A Member of the Forum of Firms

INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2008 and 2007, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the accompanying financial statements, the Company has restated the accompanying 2007 financial statements for the effects of including the provisions of SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("FAS 158").

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 25, 2009

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		(Restated)
Current Assets		
Cash and cash equivalents	$ 1,602,160	$ 2,731,543
Accounts receivable, net of allowance for doubtful accounts of $21,477 and $30,699, respectively	38,497	99,883
Receivables from affiliates	13,589	14,705
Commissions receivable	3,330	252,201
Other receivables	293,872	4,774
Prepaid expense	137,716	236,979
Other assets	22,886	12,122
Total Current Assets	2,112,050	3,352,207
Office equipment, net of depreciation of $96,177 and $78,089	71,627	97,569
Pension benefit asset	-	341,953
Deferred tax asset	29,519	-
Total Assets	$ 2,213,196	$ 3,791,729
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 53,929	$ 93,498
Commissions payable	347,667	1,168,358
Accrued payroll and related expenses	217,785	115,690
Accrued expenses and other liabilities	313,177	491,565
Income taxes payable	-	2,747
Total Current Liabilities	932,558	1,871,858
Deferred tax liability	-	144,109
Pension benefit liability	87,610	-
Total Liabilities	1,020,168	2,015,967
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	1,167,541	1,488,242
Accumulated Other comprehensive (loss) income	(53,442)	208,591
Total Stockholder's Equity	1,193,028	1,775,762
Total Liabilities and Stockholder's Equity	$ 2,213,196	$ 3,791,729

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007 (Restated)
Revenues		
Commissions	$ 12,166,236	$ 22,615,455
Underwriting and selling groups	62,333	2,754,728
Other	2,115,336	3,703,622
Interest income	31,299	51,989
Total Revenues	14,375,204	29,125,794
Expenses		
Commissions	10,944,125	23,084,312
Compensation and related benefits	2,669,250	4,035,411
Office overhead and operating	477,754	809,853
Professional fees	225,860	444,260
Training	25,394	52,432
Brokerage fees	69,701	122,717
Depreciation	34,558	49,985
Other	444,921	364,128
Total Expenses	14,891,563	28,963,098
Income (Loss) Before Income Tax	(516,359)	162,696
Provision (Loss) For Income Tax	(195,658)	55,775
Net (Loss) Income	$ (320,701)	$ 106,921
Other comprehensive income, net of tax		
Pension plan (loss) gain arising during period	(262,033)	208,591
Other comprehensive (loss) income	(262,033)	208,591
Comprehensive (Loss) Income	$ (582,734)	$ 315,512

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Shares	Common Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2006	27,000	$ 13,500	$ 65,429	$ -	$1,381,321	$ 1,460,250
Comprehensive income						
Net income	-	-	-	-	106,921	106,921
Unrealized holding gain during period	-	-	-	208,591	-	208,591
Comprehensive Income						315,512
Balance at December 31, 2007 (Restated)	27,000	13,500	65,429	208,591	1,488,242	1,775,762
Comprehensive income						
Net loss	-	-	-	-	(320,701)	(320,701)
Unrealized holding loss during period	-	-	-	(262,033)	-	(262,033)
Comprehensive Income						(582,734)
Balance at December 31, 2008	27,000	$ 13,500	$ 65,429	$ (53,442)	$1,167,541	$ 1,193,028

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007 (Restated)
Cash Flows From Operating Activities		
Net (loss) income	$ (320,701)	$ 106,921
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	34,558	49,985
Loss on sale/disposal of assets	-	81,658
Changes in certain operating assets and liabilities:		
Accounts receivable	61,386	110,760
Receivables from affiliates	1,116	49,303
Commissions receivable	248,871	49,193
Accounts payable	(39,569)	(477,485)
Commissions payable	(820,691)	(272,782)
Accrued payroll and related expenses	102,095	(787,158)
Other operating assets/liabilities	(384,539)	(78,298)
Net Cash Used By Operating Activities	(1,117,474)	(1,167,903)
Cash Flows From Investing Activities		
Purchase of office equipment	(11,909)	(43,593)
Proceeds from sale of office equipment	-	47,883
Net Cash (Used By) Provided From Investing Activities	(11,909)	4,290
Cash Flows From Financing Activities	-	-
Net Change in Cash and Cash Equivalents	(1,129,383)	(1,163,613)
Cash and Cash Equivalents At Beginning of Year	2,731,543	3,895,156
Cash and Cash Equivalents At End of Year	$ 1,602,160	$ 2,731,543
Supplemental Cash Flows Information		
Income taxes paid	$ 42,560	$ 82,350

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Note 1 – Organization and Description of Business

OMNI Brokerage, Inc. ("Company"), a Utah corporation, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the private placement of real estate securities.

Note 2 - Restatement of Financial Statements

During December 2008, Management determined that the December 31, 2007 financial statements needed to be revised to include the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("FAS 158). As a result, the Company has restated its financial statements for the year ended December 31, 2007 to correct the errors to assets for pension benefits, deferred tax liabilities, and other comprehensive income.

The effects of the restatements were as follows:

	As Previously Reported	Effect of Restatement	As Restated
Balance Sheet as of December 31, 2007			
Asset for pension benefits	$ -	$ 341,953	$ 341,953
TOTAL ASSETS	3,449,776	341,953	3,791,729
Deferred Tax Liability	10,747	133,362	144,109
Accumulated other comprehensive income	-	208,591	208,591
Total Stockholder's Equity	1,567,171	208,591	1,775,762
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	3,449,776	341,953	3,791,729
Income Statement for the year ended December 31, 2007			
Defined benefit pension plan gain during period	$ -	$ 208,591	$ 208,591
Other comprehensive income	-	208,591	208,591
Comprehensive income	106,921	208,591	315,512

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close or settle date of the underlying real estate or asset. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits with two institutions insured by the FDIC in 2008 and one institution insured by the FDIC in 2007. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2008 and 2007, the Company had cash and cash equivalents of $1,011,796 and $2,631,543, respectively, in excess of FDIC limits.

Commissions Receivable

Commissions receivable are amounts due for fees earned from the sale of securities. The entire amount of commissions and related income is recognized on the close or settle date of the underlying real estate or asset.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2008 and 2007, management recorded a provision against accounts receivable totaling $21,477 and $30,699, respectively, due to the aging status and of certain receivables.

Office Equipment

Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income.

Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2008 and 2007 was $34,558 and $49,985, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Postretirement Defined Benefit Plan

The Company sponsors a defined benefit pension plan which provides retirement benefits to participating employees. The gain or loss net of tax recognized from the change in fair value of plan assets during the years ended December 31, 2008 and 2007 was ($262,033) and $208,591, respectively, and was recognized as comprehensive income. No contributions or benefits were paid to or from the plan during the years ended December 31, 2008 and 2007. No plan assets are expected to be returned to the Company during the next 12 months. The significant components of the defined benefit pension plan as of December 31, 2008 and 2007 are as follows:

	December 31,	
	2008	2007
Fair market value of pension plan assets	$ 902,620	$ 1,250,368
Pension benefit obligation	990,230	908,415
Plan funded status over/(under)	$ (87,610)	$ 341,953

The Company recognized a liability for pension benefits of $87,610 and an asset for pension benefits of $341,953 for the years ended December 31, 2008 and 2007, respectively. The Company does not expect to distribute pension benefits to participants in the next 12 months.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect that the adoption of SFAS No. 161 will have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSB FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets.* The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS FAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other generally accepted accounting principles. FSP FAS 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The Company has not yet determined the effect on its consolidated financial statements, if any, that will occur upon adoption of FSP FAS 142-3.

Note 4 - Expense Sharing Agreement

During 2008 and 2007, contract specific arrangements were consummated on an arms length basis between the Company and a broker-dealer of which certain of the officers are also officers of the Company, which result in monies being owed between the two companies. At December 31, 2008, amounts due to and due from the Company were \$8,982 and \$5,490, respectively. At December 31, 2007, amounts due to and due from the Company were \$1,375 and \$1,069, respectively. For both years, the amounts due to the Company are contained within the "Accounts receivable" balance and the amounts due from the Company are contained within the "Accounts payable" balance.

Note 5 – Income Taxes

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred Income Tax Assets:		
Capital loss carryforward	\$ 1,231	\$ 1,231
Pension plan tax asset - unrealized loss	34,168	-
Allowance for bad debt	8,011	11,451
Deferred Income Tax Assets:		
Pension plan tax liability - unrealized gain	-	(133,362)
Depreciation and amortization	(13,891)	(23,429)
Net Deferred Income Tax Liability	\$ 29,519	\$ (144,109)

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following shows the components of the Provision from Income Taxes:

December 31, 2008	**Federal**	**State**	**Total**
Current tax	\$ (170,661)	\$ (24,997)	\$ (195,658)
Deferred tax	(151,296)	(22,332)	(173,628)
Total	\$ (321,957)	\$ (47,329)	\$ (369,286)

December 31, 2007	**Federal**	**State**	**Total**
Current tax	\$ 72,961	\$ 12,107	\$ 85,068
Deferred tax	90,898	13,171	104,069
Total	\$ 163,859	\$ 25,278	\$ 189,137

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2008	2007
Provision at statutory rate (34%)	$ (193,732)	$ 55,317
Other nondeductible expenses and adjustments	1,303	2,935
Net operating loss carryforward	270	-
Effect of lower rates	15,304	(7,846)
State tax benefit, net of federal benefit	(18,803)	5,369
Net Provision (Benefit) for Income Taxes from Continuing Operations	(195,658)	55,775
Other comprehensive income at statutory rate (34%)		
Gain (loss) on pension plan assets	(173,628)	133,362
Net Provision (Benefit) for Income Taxes from Other Comprehensive Income	(173,628)	133,362
Total Net Provision (Benefit) for Income Taxes	$ (369,286)	$ 189,137

Note 6 – Affiliate Transactions

At December 31, 2008 and 2007, the amounts reflected "receivables from affiliates" represent reimbursable expenses due from employees and from parties under common control or ownership.

Note 7 – Lease Commitments

The Company entered into a new lease agreement in 2008 for office space under an operating lease that expires in 2010. The Company is only responsible for its minimum lease payment.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008 are as follows:

2009	78,264
2010	73,343
	151,607

The Company's rent expense for its office space was $115,044 and $112,303 for the years ending December 31, 2008 and 2007, respectively.

Note 8 – Subsequent Events

The Company requested from FINRA approval to change the ownership structure from a single shareholder to multiple shareholders. This change in equity reallocated the existing stock shares among the new shareholders with no new issuance of common stock. Pursuant to NASD Rule 1017, FINRA granted this ownership change on October 13, 2008 pending receipt of an executed Membership Agreement ("Agreement"). The Company submitted to FINRA the Agreement on November 5, 2008, which completed the process. The Company made the ownership change effective January 1, 2009. This change did not affect the Company's 2008 financial results.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2008, the Company had net capital of $584,208 which was $516,197 in excess of its required net capital of $68,011. The Company's ratio of aggregate indebtedness to net capital was 1.75 to 1.

At December 31, 2007, the Company had net capital of $1,043,317 which was $918,526 in excess of its required net capital of $124,791. The Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

SUPPLEMENTAL INFORMATION
OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2008

Total stockholder's equity	$	1,193,028
Less non-allowable assets:		
Receivables from non-customers		(345,958)
Commissions receivable in excess of related commissions payable		(886)
Office equipment, net of accumulated depreciation		(71,627)
Haircuts on securities		(228)
Cash in "Central Registration Depository" account		(22,886)
Other assets		(167,235)
Net Capital		584,208
Net capital per Focus report dated December 31, 2008		661,071
Difference	$	(76,863)
Reconciliation of difference between net capital and net capital per focus report dated December 31, 2008		
Audit adjustments:		
Adjust provision for pension liability		(76,863)
	$	(76,863)
Aggregate Indebtedness		
Total liabilities	$	1,020,168
Computation of Basic Net Capital Requirement		
Net capital	$	584,208
Minimum net capital required		68,011
Excess Net Capital	$	516,197
Ratio of Aggregate Indebtedness to Net Capital		1.75 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		1.43 to 1
Difference		0.32

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of BAKER TILLY INTERNATIONAL
A Member of the Forum of Firms

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
Omni Brokerage, Inc.
Sandy, Utah

In planning and performing our audits of the financial statements of Omni Brokerage, Inc. (the Company), as of and for the years ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 25, 2008

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

December 31, 2008 and 2007

HANSEN, BARNETT & MAXWELL, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

OMNI BROKERAGE, INC.

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